Exhibit 107

Calculation of Filing Fee Table

424B3 (form type)

Table: newly registered and Carry forward securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Feed

Newly Registered Securities

Fees to be Paid	Debt	4.700% The Dow Chemical Co Notes Due March 15, 2028	457 (r)			$528,000.00	0.0000927	$58.19

Fees to be Paid	Debt	5.150% The Dow Chemical Co Notes Due March 15, 2033	457 (r)			$394,000.00	0.0000927	$43.42

Fees to be Paid	Debt	5.800% The Dow Chemical Co Notes Due March 15, 2053	457 (r)			$910,000.00	0.0000927	$100.28

		Total Offering Amount				$1,832,000.00

		Total Fees Previously Paid

		Total Fee Offsets

		Net Fee Due						$201.89